UNITED STATES
                                 SEC FILE NUMBER
                                     0-13117

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                  CUSIP NUMBER
                                   594915 20 9

(Check One):  X  Form 10-KSB      Form 20-F      Form 11-K      Form 10-QSB
                 Form N-SAR

    For Period Ended:               March 31, 1999
                         -------------------------------------------------------

[ ]   Transition Report on Form          [ ] 10-K Transition Report on Form 10-Q
[ ]   Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR
[ ]   Transition Report on Form 11-K
[ ]   For the Transition Period Ended:


  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        PART I -- REGISTRANT INFORMATION

Ion Networks, Inc.
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Full Name of Registrant

MicroFrame, Inc.
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Former Name if Applicable

 21 Meridian Road
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Address of Principal Executive Office (STREET AND NUMBER)

 Edison, New Jersey 08820
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City, State and Zip Code


                       PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

                                SEE ATTACHMENT A

                          PART IV -- OTHER INFORMATION


     1. Name and telephone number of person to contact in regard to this notification

          Stephen B. Gray              732                 494-4440
          ---------------           -----------        --------------------
            (Name)                  (Area Code)         (Telephone Number)


     2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer [X] YES [ ] No is no, identify report(s)

         -----------------------------------------------------------------------
     3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?  [X]  YES    [ ] No


         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of results cannot be made.

                                SEE ATTACHMENT B

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                               ION NETWORKS, INC.
                  (Name of Registrant as Specified in Charter)


                 has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date  June 29, 1999                  By: /s/ Stephen B. Gray
                                         ---------------------------------------
                                        Stephen B. Gray, Chief Executive Officer

                                  ATTACHMENT A

                              PART III - NARRATIVE


The Registrant's Annual Report on Form 10-KSB for the fiscal year ended March 31, 1999 (the "Annual Report") could not be filed within the prescribed time period since the Registrant, which is a small company with limited resources and a small accounting staff, has not finalized all of its acquisition accounting matters in connection with several recent previously reported acquisitions. In addition, the Registrant is presently seeking, but does not currently have the services of, a full-time Chief Financial Officer or person performing similar functions. As a result, a substantial portion of the Annual Report, including the financial statements of the Registrant for the fiscal year ended March 31, 1999 and the notes thereto, have not yet been completed.

                                  ATTACHMENT B

                           PART IV - OTHER INFORMATION


The Registrant anticipates reporting that the results of operations for the fiscal year ended March 31, 1999 have substantially changed as compared with the results of operations for the fiscal year ended March 31, 1998. Revenue for the year ended March 31, 1999 is anticipated to be approximately $12.6 million as compared with revenue of $10,218,000 for the fiscal year ended March 31, 1998, and loss before taxes for the fiscal year ended March 31, 1999 is anticipated to be approximately ($5.6 million), which includes a one-time acquisition-related accounting charge relating to in-process research and development in connection with the Registrant's completed acquisition of SolCom Systems Limited (previously reported), as compared with income before taxes of $407,000 for the fiscal year ended March 31, 1998.